One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219-1410
Lewis U. Davis, Jr. 412 562 8953 lewis.davis@bipc.com	T 412 562 8800 F 412 562 1041 www.buchananingersoll.com

September 22, 2008

VIA FACSIMILE (202-772-9368)

AND REGULAR MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F St., N.E.

Washington, DC 20549

Attn:	Mark Wojciechowski and Jennifer O’Brien

Re:	CONSOL Energy Inc. 2007 Form 10-K , filed February 19, 2008 (File No. 001-14901); and

CNX Gas Corporation 2007 Form 10-K and Second Quarter 2008 Form 10-Q (File No. 001-32723)

Ladies and Gentlemen:

I am writing to you on behalf of CONSOL Energy Inc. (“CONSOL”) and its 82% owned subsidiary, CNX Gas Corporation (“CNX Gas”), in response to the comment letters delivered to William J. Lyons by Mark Wojciechowski on September 15, 2008 with respect to CONSOL and by Jennifer O’Brien on September 11, 2008 with respect to CNX Gas, regarding the filings referenced above of each issuer. The purpose of this letter is to request an extension on behalf of CONSOL and CNX Gas until October 16, 2008 to provide responses to each of these comment letters.

Please direct any additional questions or comments to me at (412) 562-8953. My fax number is (412) 562-1041.

Very truly yours,

/s/ Lewis U. Davis
Lewis U. Davis, Jr.

cc: William J. Lyons